Exhibit 99.1

PNI Digital Media Reports Fiscal 2014 Second Quarter Financial Results

VANCOUVER, BC – May 14th, 2014 - PNI Digital Media (TSX: PN)(OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, today reported financial results for the Company’s 2014 second quarter ended March 31st, 2014 and discussed key operational developments.

“All metrics in our second quarter tracked positively as the technology and market strategies we have been pursuing take hold even further,” said Kyle Hall, Chief Executive Officer of PNI. “The big news of interest right now is our recent announcement with Staples. Pursuant to this news, we took steps in the quarter to address a litigation issue which was essential to advancing our agreement with Staples. We are excited about the Staples announcement and its positive impact to PNI’s employees, shareholders, and existing customers, as well as the opportunity to help propel growth in Staples core copy and print business.”

Fiscal 2014 Second Quarter Financial Highlights

•
Grew revenue to $5.2 million, a 28% increase compared to $4.0 million in the three months ended March 31st, 2013. The increase in fees compared to the prior year is due to greater print revenue; a product of the investments made in technology, favorable foreign exchange rates as well as previously disclosed renegotiated contract terms.

•
Improved gross profit to $2.7 million, a 59% increase compared to $1.7 million for the three months ended March 31, 2013. The improvement in gross margin compared to the prior year is from increased revenues, offset partially by increased costs of sales. However, as a percentage of sales, cost of sales declined as the Company realized greater efficiencies associated with higher transaction volumes and favorable foreign exchange rate as a majority of costs of sales are denominated in Canadian dollars.

•
Reported a net loss for the quarter of $7.4 million as compared to a net loss of $1.4 million in the second quarter of fiscal 2013. This loss was largely due to a $5.8 million accrual associated with the settlement of litigation with Bloom Stationers LLC (“Bloom”) in May 2014.

•	Non-IFRS adjusted EBITDA1 was negative $0.7 million, as compared to non-IFRS adjusted EBITDA of negative $1.3 million in the second quarter of fiscal 2013.

•	Closed the quarter with $7.6 million in cash and cash equivalents, however subsequent to the end of the quarter the Company paid out $5.8 million associated with the Bloom settlement.

•	Ended the quarter with $2.4 million in working capital, as compared to $1.2 million at September 30, 2013.

Fiscal 2014 Second Quarter and Subsequent Operational Highlights

•
Entered into an arrangement agreement with Staples, Inc. to be acquired for $1.70 per share representing a net equity value of approximately $73.9 million. The purchase share price represents a premium of 31.8% over the closing price of CDN$1.29 of the PNI shares on May 2, 2014 on the Toronto Stock Exchange (the "TSX") and a premium of 28.9% over the 30 day volume weighted average price of the PNI shares on the TSX for the period ended May 2, 2014.

•
The Company announced the settlement of a dispute with Bloom in which Bloom alleged certain violations of the terms of an amended and restated master development and services agreement between Bloom and the Company.  Although the Company believes it had a strong defense to the claim, in order to pursue certain strategic initiatives determined to be in the best interests of the Company, the Company determined to settle the claim for $5,774,886. In settling, the Company received a full and final release from Bloom from the terms of the master development and services agreement, a license to use Bloom intellectual property, and a covenant by Bloom not to sue the Company.

•
The dollar value of online transactions processed for retail partners over the PNI Digital Media Platform was $51 million, a 22% increase compared to the second quarter of last year. This was led by double digit year-over-year growth in all of our major categories, notably prints, cards & invitations, canvas, and photobooks, as well as the strengthening of the US dollar relative to the Canadian dollar. The revenue was generated in two main categories:

o
Traditional prints revenue processed for our partners increased 20% to $32.9 million, representing 65% of total retailer revenue, driven by growth in mobile ordering and our integrations with cloud media sources including OneDrive, Dropbox, Facebook, and Instagram.

o
Non-prints revenue from other products such as cards and invitations, canvas, photobooks and gifts increased 29% to $17.8 million, representing 35% of total retailer revenue. As a result of our investment in HTML5 and user experience, overall user adoption has increased, growing non-print revenue.

•	Processed a Q2 record 4.3 million transactions across the PNI Digital Media Platform, a 12% increase from last year.

•
Announced a three year contract with Black’s to provide an all-new photo site in addition to the in-store kiosks that the Company has provided for the past five years. With Black’s new photo site consumers can easily create and order photo prints and creative photo gifts, with many orders available for pick up at any Black’s location across Canada in as little as an hour.

•	Began deploying the PNI in-store software to Office Depot’s 1,500 retail location with an expected go-live date in the fourth quarter of 2014.

•	Announced the development of the first photo print app for Google Glass. The Company expects the app to be commercially available for use with the Google Glass in the fourth quarter of 2014.

Conference Call:

The company will host a conference call on Wednesday, May 14th, 2014 at 4:30pm ET (1:30pm PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Cameron Lawrence will host the presentation, followed by a question and answer period.

Dial-In Number:                                (888) 241-0394
International:                                     (647) 427-3413
Conference ID#:                                3696 0666

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the Company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available for 45 days following the live event.

About PNI Digital Media - PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Investor Relations:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x1203
ir@pnimedia.com
www.pnimedia.com

For Media Relations:
TMX Equicom
Crystal Quast
(416) 815-0700 x266
CQuast@tmxequicom.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months ended		Six Months ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Revenue	$5,167,404	$4,033,516	$13,317,995	$10,589,498
Cost of sales	2,453,966	2,310,049	5,531,904	5,233,252
Gross Income	2,713,438	1,723,467	7,786,091	5,356,246

Expenses
Software development	2,696,477	2,197,413	5,052,534	4,712,587
General and administration	1,034,032	1,009,972	1,980,529	1,983,666
Sales and marketing	363,042	324,492	669,838	658,843
Legal Settlement	5,774,886	-	5,774,886	-

	9,868,437	3,531,877	13,477,787	7,355,096

Income (Loss) from operations	(7,154,999)	(1,808,410)	(5,691,696)	(1,998,850)

Foreign exchange loss	(191,138)	389,949	(754,898)	259,602
Finance income and other costs	(28,353)	1,058	(38,475)	2,813
Finance costs	(21,313)	-	(42,472)	-

	(240,804)	391,007	(835,845)	262,415

Income (Loss) before income tax	(7,395,803)	(1,417,403)	(6,527,541)	(1,736,435)

Deferred income tax recovery	-	-	-	-
Income tax recovery (expense)	-	-	-	-

Loss for the period	(7,395,803)	(1,417,403)	(6,527,541)	(1,736,435)

Other comprehensive (loss) gain:

Items subsequently classified to Statement of Comprehensive loss
Translation of foreign operations	350,748	(544,458)	1,054,673	(362,195)

Total comprehensive income (loss) for the period	$(7,045,055)	$(1,961,861)	$(5,472,868)	$(2,098,630)

Loss per share
Basic	$(0.17)	$(0.04)	$(0.16)	$(0.05)
Fully diluted	$(0.17)	$(0.04)	$(0.15)	$(0.05)

Consolidated Balance Sheets

Assets	(Unaudited) March 31, 2014	September 30, 2013

Current assets
Cash and cash equivalents	$7,592,901	$2,425,106
Accounts receivable	3,692,318	3,829,654
Prepaid expenses and other current assets	1,134,990	411,728

	12,420,209	6,666,488

Property and equipment	5,331,583	4,482,948
Deferred income tax asset	2,139,068	2,214,519
Intangible assets	1,104,175	1,254,931
Other long-term assets	108,215	132,346
	$21,103,250	$14,751,232

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$9,119,025	$3,037,371
Revolving demand facility and overdraft	-	1,401,070
Current portion of deferred revenue	283,845	308,990
Current portion of finance obligations	526,133	341,659
Deferred rent	53,873	22,953
Purchase Consideration	27,215	343,279

	10,010,091	5,455,322

Deferred revenue	131,101	273,241
Finance obligations	707,215	576,104
Deferred rent – Long term	770,422	275,632
Deferred income tax liability	281,107	332,354
	$11,899,936	$6,912,653

Shareholders’ Equity

Share capital	$73,442,311	$66,881,748
Contributed surplus	19,687,106	19,410,066
Accumulated deficit	(85,329,892)	(78,802,351)
Accumulated other comprehensive loss	1,403,789	349,116

	9,203,314	7,838,579

	$21,103,250	$14,751,232

 Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s income reported in accordance with IFRS to non-IFRS Adjusted EBITDA.
	Three Months Ended		Six Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Net income (loss) in accordance with IFRS	$(7,395,803)	$(1,417,403)	$(6,527,541)	$(1,736,434)
Amortization of property and equipment	395,389	431,641	746,136	813,484
Amortization of intangible assets	154,700	18,704	280,688	36,246
Interest expense	21,313	-	42,472	-
Stock based compensation expense	32,297	1,587	67,260	38,038
Unrealized foreign exchange loss (gain)	303,914	(368,297)	865,617	(227,750)
Loss on disposal of property and equipment	-	-	-	480
Bargain purchase gain	28,729	-	39,262	-
Legal settlement	5,774,886	-	5,774,886	-
Adjusted EBITDA	$(684,575)	$(1,333,768)	$1,288,780	$(1,075,936)

Adjusted EBITDA per share – Basic	$(0.02)	$(0.04)	$0.03	$(0.03)
Adjusted EBITDA per share – Fully Diluted	$(0.02)	$(0.04)	$0.03	$(0.03)

Weighted average shares outstanding – Basic	42,342,071	34,299,472	41,445,803	34,298,558
Weighted average shares outstanding – Fully Diluted	43,543,675	34,299,579	42,818,659	34,298,558

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net income plus amortization, one-time legal settlements, impairment, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.